Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: SanDisk Corporation

Commission File No.: 000-26734

Subject Company: SanDisk Corporation

The following e-mail was distributed to employees of SanDisk Corporation (“SanDisk”) on February 24, 2016.

February 24, 2016

Team,

Yesterday, Western Digital, or WDC, announced that the proposed agreement to sell a minority equity investment in WDC to a subsidiary of Unisplendour Corporation Limited (Unis) has been terminated by Unis’s subsidiary after a review by the Committee on Foreign Investment in the United States (CFIUS). Unis’s subsidiary chose to exercise an option to terminate their agreement with WDC upon CFIUS’s decision to undertake further review of the proposed investment.

As you may recall, this investment from Unis was intended to provide WDC with cash towards the acquisition of SanDisk.  When the merger agreement was signed between WDC and SanDisk, it was understood that there was a possibility that the Unis investment in WDC may not be consummated. Consequently the merger agreement provided for the following 2 options, subject to the terms of the merger agreement:

1)             If the Unis investment closed prior to WDC’s acquisition of SanDisk, merger consideration per SanDisk share of $85.10 in cash and 0.0176 shares of WDC stock; and

2)             If the Unis investment was terminated or did not close, merger consideration per SanDisk share of $67.50 in cash and 0.2387 shares of WDC stock.

Both options were meant to provide the same $86.50 of value as of the time the merger agreement was signed — based on the average price of WDC stock in the days preceding the merger announcement (approximately $79.50). Due to yesterday’s announcement, the second merger consideration described above is now in effect for the acquisition. Since the consideration is composed of a specific cash amount and a fixed number of shares of WDC, the value of which fluctuates, the aggregate value of the merger consideration changes depending on the value of WDC stock on a particular day. Based on the closing price of WDC stock on February 22, 2016, subject to the terms of the merger agreement, the merger consideration now in effect is valued at approximately $78.50. This is consistent with the terms of the original merger agreement — WDC has not “cut” the purchase price of SanDisk, contrary to some erroneous comments in certain press articles you may have encountered.

Our board, Sanjay and the management team remain committed to WDC’s acquisition of SanDisk and believe it will create significant value for our customers, our employees, and shareholders of both companies. We are continuing to move forward on integration planning, having held a day-long planning meeting with all functional teams last week. We expect to close the transaction in the second calendar quarter of this year as previously discussed.

We look forward to our transformational combination with WDC and capitalizing on the growth opportunities ahead of us as the demand for data storage continues to increase.

This is an exciting time for our industry, and we thank you for your continued dedication and commitment to SanDisk and our customers. We look forward to updating you on new developments in the weeks to come.

-Sumit and Manish

Forward-Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based on SanDisk’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.  Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments.  These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger.  The forward-looking statements in this document speak only as of the date of the particular statement.  Neither SanDisk nor Western Digital undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2016, and its quarterly reports filed on Form 10-Q for fiscal year 2015, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015 and its quarterly reports filed on Form 10-Q for the current fiscal year.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of each of SanDisk and Western Digital.  Western Digital filed with the SEC a Registration Statement on Form S-4 which includes a joint proxy statement/prospectus of SanDisk and Western Digital.  The Registration Statement on Form S-4 was declared effective on February 5, 2016.  Each of SanDisk and Western Digital are providing the joint proxy statement/prospectus to their respective stockholders.  SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov).  In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.  Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.

Participants in the Solicitation

SanDisk, Western Digital, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SanDisk and Western Digital stockholders in connection with the proposed merger.  You can find more detailed information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015.  You can find more detailed information about Western Digital’s executive officers and directors in its definitive proxy statement filed with the SEC on September 23, 2015.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger is set forth in the above-referenced joint proxy statement/prospectus.  Additional information about SanDisk’s executive officers and directors and Western Digital’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.